Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269416
COHEN & STEERS INCOME OPPORTUNITIES REIT, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 12, 2024
TO THE PROSPECTUS DATED APRIL 12, 2024
This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Cohen & Steers Income Opportunities REIT, Inc., dated April 12, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to Cohen & Steers Income Opportunities REIT, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of October 1, 2024;
•to disclose the calculation of our August 31, 2024 net asset value (“NAV”) per share for each class of our common stock;
•to provide an update on the status of our current public offering; and
•to update the “Experts” section of the Prospectus.
October 1, 2024 Transaction Price
The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of October 1, 2024 (and repurchases, if applicable, as of September 30, 2024) is as follows:

Transaction Price (per share)
Class T	$10.54
Class S	$10.54
Class D	$10.54
Class I	$10.54
Class F-T	$10.54
Class F-S	$10.54
Class F-D	$10.54
Class F-I	$10.50
The transaction price for each of our Class I shares and Class F-I shares is equal to such class's NAV per share as of August 31, 2024. A detailed presentation of the NAV per share is set forth below.
As of August 31, 2024, we had no Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares outstanding. As a result, the transaction price for each of our Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares and Class F-D shares is based on the NAV per share for our Class I shares as of August 31, 2024. Class P shares are not sold as a part of our public offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2024 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at https://www.cnsreit.com.
Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.
The following table provides a breakdown of the major components of our total NAV as of August 31, 2024 ($ and shares in thousands):

Components of NAV	August 31, 2024
Investments in real estate	$82,901
Investments in real estate-related securities	7,243
Cash and cash equivalents	4,325
Other assets	3,301
Dividend payable	(280)
Other liabilities	(2,082)
Mortgages, net of deferred financing costs	(23,331)
Accrued performance participation allocation	(3)
Non-controlling interests in joint ventures	(3,757)
Net asset value	$68,317
Number of outstanding shares of common stock	6,426
The following table provides a breakdown of our total NAV and NAV per share of common stock by class as of August 31, 2024 ($ and shares in thousands, except per share data):

NAV Per Share	Class I	Class F-I	Class P	Total
Net asset value	$529	$100	$67,688	$68,317
Number of outstanding shares	50	10	6,366	6,426
NAV per share	$10.54	$10.50	$10.63
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost. Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2024 valuation of our investments in real estate not valued at cost.

Property Type	Discount Rate	Exit Capitalization Rate
Community shopping center	10.00%	8.50%

These assumptions are determined by our independent valuation advisor and reviewed by the Advisor. A change in these assumptions would impact the calculation of the value of our investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investments in real estate value:

Input	Hypothetical Change	Investments in Real Estate Value
Discount Rate	0.25% decrease	1.80%
	0.25% increase	(1.57)%
Exit Capitalization Rate	0.25% decrease	1.57%
	0.25% increase	(1.35)%
Status of Our Current Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of our common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 19,240 shares of our common stock (consisting of 9,671 Class I shares and 9,569 Class F-I shares) for total proceeds of $0.2 million and 250 shares of our common stock (consisting solely of Class I shares) pursuant to our distribution reinvestment plan for a total value of $0.003 million. As of the date hereof, we have not sold any Class T shares, Class S shares, Class D shares, Class F-T shares, Class F-S shares or Class F-D shares. We intend to continue selling shares in the public offering on a monthly basis.
Experts
The following disclosure is added to the “Experts” section of the Prospectus.
The estimated market value of our investments in real estate and our property-level mortgages as of August 31, 2024 presented under the section “August 31, 2024 NAV Per Share” of this Supplement have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals, and debt valuations. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.